

April 7, 2014

Via E-mail
William L. Transier
Chief Executive Officer
Endeavour International Corporation
811 Main Street, Suite 2100
Houston, Texas 77002

      Re: **Endeavour International Corporation**
                    Registration Statement on Form S-3
                    Filed March 21, 2014
                    File No. 333-194738

Dear Mr. Transier:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note this filing registers guarantees of the 6.5% convertible notes by three co-registrants. Please explain the basis on which these co-registrants are conducting this offering on Form S-3. If you are relying on Instruction I.C.4 of Form S-3, please explain how you meet the requirements set forth in that instruction. In this regard, we note these senior notes are convertible.

Selling Stockholders, page 13

2. For each of your selling stockholders, please revise to disclose the name of the natural persons who hold or share voting or investment power. Please see Regulation S-K

>   Compliance and Disclosure Interpretations, Section 240.04 available at
>   http://sec.gov/divisions/corpfin/guidance/safinterp.

Exhibits, page II-2

3. We note that you have neither filed a Form T-1 nor provided the undertaking set forth in Item 512(j) of Regulation S-K. We also note your exhibit index does not reference this exhibit. If you intend to rely on Section 305(b)(2) of the Trust Indenture Act to designate the trustee on a delayed basis, please revise to:

    * provide the undertaking set forth in Item 512(j);
    * include a reference to the Form T-1 in the exhibit index; and
    * note that you will file the Form T-1 separately under the electronic form type "305B2."

    Registrants should not file the Form T-1 in a separate post-effective amendment to the registration statement or in a Form 8-K that is incorporated by reference into the registration statement. Alternatively, please revise to provide the Form T-1 with this registration statement. Please see Item 601(b)(25) of Regulation S-K and the Trust Indenture Act Compliance & Disclosure Interpretations, Section 220.01 available at http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm.

Exhibit 5.2

4. Counsel may not assume the company will have sufficient authorized and unissued shares of common stock that may be issued upon exercise of the warrants and conversion of the notes. Please revise the first paragraph on page 2 of the legal opinion accordingly. Please see Section II.B.3.a of Staff Legal Bulletin No. 19.

5. Please revise opinion paragraph number four to state, if true, that the warrants will be binding obligations of the company. Please see Section II.B.1.f of SLB 19 of Staff Legal Bulletin No. 19.

Signatures

6. Please have each of the co-registrant guarantors sign the registration statement.

Closing Comments

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Angie Kim at (202) 551-3535 or, in her absence, me at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Via E-mail
T. Mark Kelly
Vinson & Elkins LLP